Exhibit 99.1

MDJM Ltd Announces $2.45 Million Private Placement

LETHAM, Scotland, September 11, 2024 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the "Company" or "MDJM"), an integrated global culture-driven asset management company, today announced that it has entered into a securities purchase agreement with institutional investors to raise approximately $2.45 million in aggregate proceeds, before deducting fees to the placement agent and other offering expenses payable by the Company. The closing of the private placement is expected to occur on September 12, 2024, subject to the satisfaction of certain customary closing conditions set forth in the securities purchase agreement.

In connection with the private placement, the Company will issue an aggregate of 2,722,224 units. The purchase price per unit is $0.90. Each unit will consist of one ordinary share, one Series A warrant, each exercisable into one ordinary share at an exercise price of $1.35 per ordinary share, which exercise price is subject to standard adjustments for dividends, splits and similar events and is also subject to adjustment for certain dilutive issuances, and upon reset on a Reset Date (as defined in the Series B Warrant), and one Series B warrant with an exercise price of $0.001 per ordinary share to purchase such amount of ordinary shares as will be determined on the Reset Date (as defined in the Series B Warrant). The Series A and Series B warrants will be exercisable upon issuance and will have a term of three and one half years from the date of issuance. The number of securities issued under the units is subject to adjustment as described in more detail in the Report on Form 6-K to be filed in connection with the private placement.

Maxim Group LLC is acting as the sole placement agent for the offering.

The securities described above were offered in a private placement exempt from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act") and Regulation D promulgated thereunder and in a transaction not involving a public offering and have not been registered under the Act or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MDJM LTD

MDJM LTD is a global culture-driven asset management company focused on transforming historical properties into cultural hubs that blend modern digital technology with rich historical value. The Company is actively expanding its operations in the UK, where it is developing projects such as Fernie Castle in Scotland and the Robin Hill Property in England. These properties are being remodeled into multi-functional cultural venues that will feature fine dining, hospitality services, art exhibitions, and cultural exchange events. As part of its broader strategy, MDJM is positioning itself as a hub for artisan exchanges, art shows, and sales, leveraging its historical properties as platforms for promoting Eastern and Western cultural exchanges. This initiative reflects the Company's commitment to furthering its global market expansion and enhancing its cultural business footprint. For more information regarding the Company, please visit http://ir.mdjmjh.com.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386